Exhibit 23.2

Consent of Independent Accountants

The Board of Directors of Visa Inc.

We consent to the use in this current report on Form 8-K of our report dated June 8, 2007, with respect to the consolidated statement of financial position of Visa Canada Association as of September 30, 2006 and 2005 and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended September 30, 2006 included in the proxy statement-prospectus, which is part of Amendment No. 5 to Visa Inc.’s registration statement on Form S-4/A (Commission File No. 333-143966).

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

October 3, 2007